

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 11, 2017

James Kwak
President
Ecolocap Solutions, Inc.
1250 South Grove Avenue, Suite 308
Barrington, IL 60010

> **Re: Ecolocap Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 3, 2017**
> **File No. 000-51213**

Dear Mr. Kwak:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Conrad C. Lysiak, Esq.